Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

June 29, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Lyrical U.S. Value Equity Fund (the “U.S. Fund”) and the Lyrical International Value Equity Fund (the “International Fund”) (collectively, the “Funds”) (File Nos. 811-22680; 333-180308)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Alison White, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 215, filed on May 4, 2022 (Accession No. 0001580642-22-002480). For your convenience, a summary of the Staff’s comments is set out below in italics, and each comment is followed by the Trust’s response.

ProspectuS

1.	With respect to the fee and expense table for the International Fund, please advise supplementally why “other expenses” are so high.

Response: The International Fund notes that “other expenses” for the International Fund are higher due to its small asset size.

2.	In the fee and expense table for the International Fund the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement are 0.01 basis points higher than what would be expected. Please explain.

Response: The International Fund notes that “Other Expenses” includes 0.01% of Acquired Fund Fees and Expenses for the International Fund, which was added to “Other Expenses” in lieu of adding as a subcaption disclosure. As noted in Note 4, Acquired Fund Fees and Expenses are excluded from the expense waiver.

3.	Note 4 to the International Fund’s fee and expense table states “costs to organize the International Fund” are excluded from the expense waiver. Given that the International Fund began operating in 2020, please advise why there would be costs to organize the International Fund.

Response: The International Fund notes that the language in question reflects the specific exclusions from the expense waiver as set forth in the expense limitation agreement for the International Fund.

4.	In the expense example for the International Fund’s C Class shares, the year 1 figures assuming redemption appears to be reversed in the tables. Please confirm if the figure assuming redemption should be $203 instead of $303.

Response: The International Fund will amend the table in question as marked below:

The Example assumes that you invest $10,000 in the International Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the operating expenses of the International Fund remain the same and the contractual agreement to limit expenses remains in effect only until April 1, 2024. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Investor	$ 127	$ 1,478	$ 3,674	$ 7,999
Institutional	$ 102	$ 1,397	$ 3,552	$ 7,852
A	$ 695	$ 1,968	$ 4,038	$ 8,114
C	$ 303	$ 1,685	$ 3,952	$ 8,296

You would pay the following expenses if you did not redeem your shares:

Class	1 Year	3 Years	5 Years	10 Years
Investor	$ 127	$ 1,478	$ 3,674	$ 7,999
Institutional	$ 102	$ 1,397	$ 3,552	$ 7,852
A	$ 695	$ 1,968	$ 4,038	$ 8,114
C	$ 203	$ 1,685	$ 3,952	$ 8,296

5.	In the Front-End Sales Charges – A Class Shares section on page 32 of the Prospectus, there is a reference to dealer reallowance. Consider explaining what is a dealer reallowance in the filing.

Response: The Funds will amend the first paragraph of the section entitled “General Information about Sales Charges” on page 36 of the Prospectus as marked below:

General Information about Sales Charges

Your securities dealer is paid a commission when you buy your shares and is paid a servicing fee as long as you hold your shares. Your securities dealer or servicing agent may receive different levels of compensation depending on which class of shares you buy. The Funds’ distributor may pay dealers up to 5.75% on investments of less than $1,000,000 in A Class shares of the Funds. From time to time, some financial institutions may be reallowed up to the entire sales charge. Firms that receive a reallowance (i.e. a fee or compensation) of the entire sales charge may be considered underwriters for the purpose of federal securities law. The Funds’ distributor may pay dealers up to 1.00% on investments in C Class shares.

SAI

6.	On page 16 of the SAI, in the Investment Adviser section discussing the prior expense limitation agreement for the U.S. Fund there is a reference to the International Fund. Please revise sentence to reference the U.S. Fund.

Response: The Fund will amend the sentence in question in the fourth paragraph of the Investment Adviser section as marked below:

Prior to April 1, 2020, the Adviser had agreed with respect to the U.S. Fund to reduce the Management Fee and reimburse U.S. Fund expenses to the extent necessary to limit Annual Operating Expenses of the U.S. Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, cost to organize the U.S. Fund, acquired fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of the U.S. Fund’s business) to an amount not exceeding 1.70% of the average daily net assets for the Investor Class shares and 1.45% of the average daily net assets for the Institutional Class shares.

Thank you for your comments. Please contact me at 513.326.3557 if you have any questions.

Sincerely,

/s/ Khimmara Greer

_______________________

Khimmara Greer

cc:    David James at Ultimus Fund Solutions

         Kate A. McCurry, Esq. at Kilpatrick Townsend & Stockton LLP